April 9, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Attention:	Mr. Scot Foley, Staff Attorney
Ms. Suzanne Hayes, Branch Chief
Mr. Jeffrey Riedler, Assistant Director

Re:	Oncothyreon Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008, filed March 30, 2009
Definitive Proxy Statement on Schedule 14A, filed April 30, 2009
File No. 001-33882
Ladies and Gentlemen:
          Oncothyreon Inc. (the “Company”) submits this letter in response to your letter of March 30, 2009 (the “Staff Letter”), which sets forth comments of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) regarding the above-referenced filings. This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, we have numbered and restated in bold and italics each comment to correspond to the numbering in the Staff’s comment letter.
          In response to Comment 1 contained in the Staff Letter, the Company has presented revised disclosure, which will be included in substantially similar form in the Company’s upcoming filing of its Form 10-K for the fiscal year ended December 31, 2009. Also, in response to Comments 2 and 3 contained in the Staff Letter, the Company has included proposed disclosure to be included in substantially similar form in the Company’s Definitive Proxy Statement on Schedule 14A for the 2010 Annual General Meeting of Stockholders.
Annual Report on Form 10-K
License Agreements, page 9
1.	Please revise your discussion of the University of Arizona Agreement to describe the royalty payments with respect to sublicense payments with more specificity. For example, “teens,” “twenties,” or “thirties,” rather than “low double digits” or “mid double digits.”
The Company acknowledges the Staff’s comment and proposes the following revised disclosure, with new language underlined and deletions of existing text struck through. The revisions reflect incremental changes to the Company’s proposed disclosure contained in the Company’s letter to the Staff dated January 21, 2010:
“University of Arizona. In connection with our acquisition of ProlX, we assumed ProlX’s existing license agreements with the University of Arizona and Georgetown University. Pursuant to these agreements, certain intellectual property related to ~~PX-12,~~ PX-478, PX-866 and certain other

Securities and Exchange Commission
Division of Corporation Finance
April 9, 2010

product candidates no longer under development by us ~~PX-316~~ were exclusively licensed to ProlX. We will owe certain progress-dependent milestone payments of up to $1.2 million if all products reached commercialization and royalties on net sales of products covered by the patents licensed from the universities in the low single digits. In addition, we will owe a percentage of certain sublicense payments received, if any, under the PX-478, PX-866 and PX-316 agreements ranging from a maximum of sub-teen ~~low~~ double digits until research costs have been recouped to a maximum of sub-fifty percent ~~mid~~ double digits thereafter.”
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 17
2.	Please discuss the factors the Compensation Committee considered when approving the bonuses paid to Diana Hausman and Scott Peterson, i.e. what led the Committee to conclude that it should opt to pay bonuses as if these Named Executive Officers had performed at the highest possible level, pro-rated for their actual length of service.
The Company acknowledges the Staff’s comment and proposes the following revised disclosure, with new language underlined and deletions of existing text struck through. The revisions reflect incremental changes to the Company’s proposed disclosure contained in the Company’s letter to the Staff dated January 21, 2010:
          “The target and actual bonus amounts for 2009 for our named executive officers were as follows, based on achievement against the corporate performance goals (as discussed above):

						2009 Incentive
		Annual Target		Target		Bonus
	Base Salary	as Percentage	Target Bonus	Goals		Actually Paid
Named Executive Officer	($)	of Base Salary	($)	Achieved		($)

Robert L. Kirkman	$375,000	50%	$187,500	70	% (1)	$131,250

Gary Christianson	250,000	35	87,500	80	(2)	70,000

Diana Hausman	290,000	30	87,000	100	(3)	29,000 (3)

Scott Peterson	175,000	25	43,750	100	(3)	18,229 (3)

Shashi Karan	165,000	20	33,000	90	(4)	29,700

(1)	Dr. Kirkman earned 70% of his performance goals based on our achievement against all of the corporate performance goals (as discussed above) except for the achievement of the “Phase 2 Progression” goal, which was not met.

(2)	Mr. Christianson earned 80% of his performance goals based on our achievement against all of the corporate performance goals (as discussed above) except for the achievement of the “Phase 2 Progression” goal, which was not met.

Securities and Exchange Commission
Division of Corporation Finance
April 9, 2010

(3)	As both Dr. Hausman and Dr. Peterson were new employees hired in 2009 and not involved in the goal setting for 2009, the compensation committee approved that their bonuses be paid at target for their high level of performance during 2009, pro-rated for their length of service during 2009. Specifically, when deciding to pay their bonuses at target, the compensation committee took note of the substantial contributions by Drs. Hausman and Peterson to the development of PX-866.

(4)	Mr. Karan earned 90% of his performance goals based on our achievement of the corporate performance goals (as discussed above) and 90% achievement of his individual performance goals (as discussed above).”
3.	In an appropriate place in your disclosure, please identify the peer group companies used for comparison purposes when making compensation decisions.
The Company acknowledges the Staff’s comment and proposes the following draft disclosure, to be included in substantially similar form in the Company’s Definitive Proxy Statement on Schedule 14A for the 2010 Annual General Meeting of Stockholders:
“Peer Group Companies for 2009
          In analyzing our executive compensation program for 2009, the compensation committee compared certain aspects of compensation, including base salary and equity incentives, to those provided by our peer group. This peer group included small biotechnology companies with which we compete for executive talent. For 2009, our peer group consisted of:
•	Cell Therapeutics, Inc.;

•	Omeros Corporation;

•	Seattle Genetics, Inc.;

•	Trubion Pharmaceuticals Inc.; and

•	ZymoGenetics Inc.”
*  *  *  *  *

Securities and Exchange Commission
Division of Corporation Finance
April 9, 2010

          The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 801-2100 or Michael Nordtvedt of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel to the Company, at (206) 883-2500 with any questions or comments regarding this letter. Thank you for your assistance.

Sincerely, ONCOTHYREON INC.
/s/ Robert L. Kirkman, M.D.
Robert L. Kirkman, M.D.
President and Chief Executive Officer

cc:	Shashi Karan
Oncothyreon Inc.

Patrick Schultheis
Michael Nordtvedt
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Donald Heisler
Dave Wilson
Deloitte & Touche LLP